
Mail Stop 3720

April 8, 2016

George R. Oliver
Chief Executive Officer
Tyco International plc
Unit 1202 Building 1000 City Gate
Mahon, Cork, Ireland

> **Re: Tyco International plc**
> **Form 10-K for Fiscal Year Ended September 25, 2015**
> **Filed November 13, 2015**
> **Form 10-Q for Fiscal Quarter Ended December 25, 2015**
> **Filed January 29, 2016**
> **File No. 001-13836**

Dear Mr. Oliver:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 25, 2015

Risk Factors

Failure to maintain and upgrade the security…could adversely affect us, page 12

1. We note your disclosure that you collect and retain significant volumes of certain types of personally identifiable information including video data and that you are expanding your electronic security products portfolio. We further note that the legal, regulatory and contractual environment surrounding information security and privacy is constantly evolving. Please expand your risk factor disclosure to identify the material countries or

regions where data is retained and address the unique risks and regulatory environment associated with each country or region.

Consolidated Balance Sheet, page 69

2.   Please tell us the main components included in "Other assets" and "Other Liabilities" and how you considered the presentation requirements of Rules 5-02(17) and (24) of Regulation S-X, respectively.

Note 6. Income Taxes, page 88

3.   Please disclose the U.S. income (loss) before income tax expense (benefit), pursuant to Rule 4-08(h)(i) of Regulation S-X.

4.   In light of the significance of your non-U.S. income from continuing operations before taxes, please consider expanding your MD&A to provide insight into the underlying drivers or conditions that resulted in the disproportionate contribution of your non-U.S. operations to your consolidated operating results. Refer to Item 303 of Regulation S-K.

5.   Please tell us why you reconcile the effective income tax rate using the notional U.S. statutory rate as a starting point, even though you have been re-domiciled in Ireland. Include in your response the reconciliation for 2015, 2014, and 2013, had you reconciled to Ireland's statutory rate, or explain to us in detail how the reconciliation would have been impacted by reconciling to Ireland's statutory rate. Refer to Rule 4-08(h)(2) of Regulation S-X.

6.   Please disclose the cumulative amount of each type of temporary difference for which a deferred tax liability has not been recognized, pursuant to ASC 740-30-50-2(b).

7.   We note your disclosure on page 89 that you do not expect to realize your net operating loss carryforward. We further note your disclosure on page 88 that you have recorded non-U.S. income from continuing operations in 2015, 2014, and 2013. Please tell us why you do not expect to realize the non-U.S. NOLs in light of this non-U.S. pre-tax income. Include in your response the amounts of NOLs by jurisdiction in which the significant NOLs reside, the dates of their expiration, and a description of the sources of taxable income considered in determining that the NOLs were not realizable.

Note 16. Consolidated Segment Data, page 116

8.   We note on page 117 that you attribute revenues to geographic area based on "the jurisdiction of formation of the reporting entity that records the transaction." Please explain to us the following:

      a.   the attribution methodology in greater detail;

      b.   what the attribution methodology is intending to communicate to financial statement readers;

      c.   what, if any, relationship there is between the jurisdiction of formation and the location of customers, taxable income, or other risks or significant matters that are useful to readers; and

      d.   how the methodology promotes understanding of concentrations of risks due to negative changes in economic conditions and prospects for growth due to positive economic changes and is reasonable in light of the changes to your organizational structure.

Note 17. Supplementary Consolidated Balance Sheet Information, page 118

9.   Please tell us the main components included in the $1,214 "Other" balance and how you considered the presentation requirements of Rule 5-02(20) of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended December 25, 2015

Note 5. Income Taxes, page 15

10.   Please tell us in detail how you considered the impact of the IRS Stipulations of Settled Issues on your assessment of potential future tax liabilities pertaining to intercompany debt transactions related to your open tax years, and not limited to the tax periods covered by the 2012 Tax Sharing Agreement. In this regard, we note your disclosure in Note 6 on page 91 of the December 31, 2015 Form 10-K that if the IRS is successful in asserting its claims, it would have an adverse impact on interest deductions related to the same intercompany debt in subsequent time periods totaling approximately $6.6 billion, which is expected to be disallowed by the IRS.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Staff Attorney, at (202) 551-8199 or Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications